United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

December 2018

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

Press Release

Vale announces expiration of cash tender offers

Rio de Janeiro, Brazil — December 11th, 2018 — Vale S.A. (“Vale”) and its wholly owned subsidiary, Vale Overseas Limited (“Vale Overseas,” and together with Vale, the “Offerors”), announce the expiration of the offers to purchase for cash (the “Offers”) up to a maximum aggregate principal amount of US$1,000,000,000 of Vale Overseas’ 4.375% Guaranteed Notes due 2022 (CUSIP: 91911TAM5 / ISIN: US91911TAM53) (the “2022 Notes”), 6.875% Guaranteed Notes due 2036 (CUSIP: 91911TAH6 / ISIN: US91911TAH68) (the “2036 Notes”), 6.875% Guaranteed Notes due 2039 (CUSIP: 91911TAK9 / ISIN: US91911TAK97) (the “2039 Notes”) and 6.250% Guaranteed Notes due 2026 (CUSIP: 91911TAP8 / ISIN: US91911TAP84) (the “2026 Notes”), and Vale’s 5.625% Notes due 2042 (CUSIP: 91912EAA3 / ISIN: US91912EAA38) (the “2042 Notes,” and together with the 2022 Notes, 2036 Notes, 2039 Notes and 2026 Notes, the “Notes”) pursuant to the offer to purchase dated November 9, 2018 (the “Offer to Purchase”).

The Offers expired as of 11:59 p.m., New York City time, on December 10th, 2018 (the “Expiration Date”).  The Offers were fully subscribed as of the Early Tender Date and no Notes were validly tendered after the Early Tender Date.

This news release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities. The Offers were made only by, and pursuant to the terms of, the Offer to Purchase. The Offers were not made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction where the laws required the Offers to be made by a licensed broker or dealer, the Offers were made by the dealer managers on behalf of the Offerors. None of the Offerors, the tender and information agent, the dealer managers or the trustee with respect to the Notes, nor any of their affiliates, made any recommendation as to whether holders should tender or refrain from tendering all or any portion of their Notes in response to the Offers.  None of the Offerors, the tender and information agent, the dealer managers or the trustee with respect to the Notes, nor any of their affiliates, have authorized any person to give any information or to make any representation in connection with the Offers other than the information and representations contained in the Offer to Purchase.

For further information, please contact:

+55-21-3485-3900

Andre Figueiredo: andre.figueiredo@vale.com

Andre Werner: andre.werner@vale.com

Carla Albano Miller: carla.albano@vale.com

Fernando Mascarenhas: fernando.mascarenhas@vale.com

Samir Bassil: samir.bassil@vale.com

Bruno Siqueira: bruno.siqueira@vale.com

Clarissa Couri: clarissa.couri@vale.com

Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: December 11, 2018		Director of Investor Relations